[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
September 18, 2020

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:Prospect Capital Corporation
(File No. 814-00659)-Preliminary Proxy Statement

Ladies and Gentlemen:
On September 18, 2020, Prospect Capital Corporation (the “Company”) filed a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with the Company’s 2020 annual meeting of stockholders (the “Annual Meeting”). The Company has filed the Preliminary Proxy Statement because a stockholder has asserted that he “may” seek to nominate himself for a director position at the Annual Meeting and accordingly may initiate a solicitation in opposition. The Preliminary Proxy Statement was filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.
If you have any questions or require any further information with respect to this filing, please call me at (617) 573-4836.
Very truly yours,
/s/ Kenneth E. Burdon
Kenneth E. Burdon